UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
THOR INDUSTRIES INC
(Name of Issuer)
(Title of Class of Securities)
885160101
(CUSIP Number)
Vishaal Sharma, +44 (0) 203 272 5921
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 02, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 885160101

1	NAME OF REPORTING PERSON: Vishaal Sharma, +44 (0) 203 272 5921 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,686,357
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,686,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.019445%
14	TYPE OF REPORTING PERSON INVESTMENT COMPANY

CUSIP No.: 885160101
ITEM 1.	SECURITY AND ISSUER:
This statement on Schedule 13D relates to common shares of Thor Industries (The Issuer). The address of the principal executive office of the Issuer is:

601 East Beardsley Avenue
Elkhart
IN 46514-3305

Issuer CUSIP: 885160101
Issuer Ticker Symbol: THO
Issuer CIK: 730263
Issuer Tax ID: 93-0768752
ITEM 2.	IDENTITY AND BACKGROUND:
The statement is filed on behalf of each of the following persons (collectively, The Reporting Persons): Royal London Asset Management Ltd 80 Fenchurch Street London United Kingdom EC3M 4BY
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
We are a discretionary Asset Manager.
ITEM 4.	PURPOSE OF TRANSACTION:
We are a discretionary Asset Manager.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
The nominal held decreased by 23,258 from 2,663,099 to 2,686,357, a change in market cap from 4.975988% to 5.019445%.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
N/A
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
N/A

CUSIP No.: 885160101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 03 2023	Vishaal Sharma By: Vishaal Sharma Name: Vishaal Sharma Title: Trainee Mandate Monitoring Analyst
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).